

October 15, 2010

Zhikang Li
Chief Executive Officer
Timberjack Sporting Supplies, Inc.
c/o Linyi Chan Tseng Wood Co., Ltd.
Daizhuang Industrial Zone, Yitang Town
Lanshan District, Linyi City, Shandong
People's Republic of China 276000

      Re: Timberjack Sporting Supplies, Inc.
             Item 4.01 Form 8-K
             Filed October 1, 2010
             File No. 0-52352

Dear Mr. Li:

      We have completed our review of your filing and do not have any further comments at this time.

             Sincerely,

             William H. Thompson
             Accounting Branch Chief